June 11, 2019

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

       Re: Cambium Networks Corporation
           Registration Statement on Form S-1
           Filed May 29, 2019
           Correspondence dated June 10, 2019
           File No. 333-231789

Dear Ms. Rau:

        We have reviewed your correspondence dated June 10, 2019 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Correspondence dated June 10, 2019

Proposed Registration Statement on Form S-1
Consolidated Financial Statements
21. Subsequent Events, page F-45

1. You disclose on page 121 that you had 19,805,562 ordinary shares issued and outstanding as of June 1, 2019. Based on your share capital table on page F-30, it appears you had only 77,179 shares issued and outstanding as of March 31, 2019. Please update your subsequent events footnote to describe the transactions that lead to the substantial increase in ordinary shares outstanding. To the extent this increase in shares is the result of your
 Sally Rau
Cambium Networks Corporation
June 11, 2019
Page 2


      recapitalization, please clarify the disclosure on pages 6-7, and elsewhere as applicable, so that the impact of the recapitalization on your outstanding number of shares is transparent.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at
(202) 551-3257
with any other questions.



                                                            Sincerely,
FirstName LastNameSally Rau
                                                            Division of
Corporation Finance
Comapany NameCambium Networks Corporation
                                                            Office of
Telecommunications
June 11, 2019 Page 2
cc:       Martin A. Wellington, Esq.
FirstName LastName